Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: November 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F   X                       Form 40-F
                      -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                 No   X
                -----                              ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  Exhibit Index

1. November 29, 2007 German Press Release - SGL Group strengthens Carbon Fiber Activities in the US

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SGL CARBON Aktiengesellschaft



Date: December 18, 2007             By:   /s/ Robert J. Kohler
                                          ------------------------------
                                          Name:  Robert J. Koehler
                                          Title: Chairman of the Board of
                                                 Management


                                    By:   /s/ Sten Daugaard
                                          ------------------------------
                                          Name:   Mr. Sten Daugaard
                                          Title:  Member of the Board of
                                                  Management

                                                                       Exhibit 1


SGL Group strengthens Carbon Fiber Activities in the US

o SGL acquires Aldila's interest in Evanston (Wyoming) USA joint venture - increasing SGL's ownership to 100%

o    Second carbon fiber production line to be built in Evanston

o Extension of Evanston site into a major carbon fiber production hub as an integral part of SGL Group's growth strategy

Wiesbaden, November 29, 2007. SGL Group - The Carbon Company - yesterday has signed definitive agreements to acquire Aldila Inc.'s interest in Carbon Fiber Technology LLC (CFT), Evanston (Wyoming), USA, a joint venture between SGL and Aldila. Since 1999, SGL Group and Aldila - the world's leading producer of composite golf shafts - each held a 50 percent stake in the joint venture. The purchase price was agreed to be (euro) 13 million. For SGL Group, this corresponds to less than an investment in a comparable greenfield plant, and bears the advantage of taking over an existing business and making use of a low cost and efficient infrastructure.

With an annual output of approx. 1,000 metric tons, the Evanston plant produces carbon fiber for a variety of applications, including wind power, automotive, engineering plastics and the recreation sector. The joint venture, which the Group had accounted for at equity to date, will henceforth be fully consolidated.

The acquisition of the joint venture is an integral part of the published growth strategy of SGL Group to expand the total production capacity for carbon fibers up to 12,000 metric tons by 2012. It is a key milestone in SGL Group's intention to develop the Evanston plant into a major carbon fiber production site as a complement to the Company's sites in Europe. With the acquisition of the Aldila stake, 100% owned production capacity will increase from 500 to 1,000 metric tons. As a next step, a second production line with an annual capacity of approx. 1,000 metric tons will be built. Project start is scheduled for beginning of December 2007, with full commercial production as of second quarter 2009. The Evanston plant is expected to continue to operate at capacity including its expansion due to long-term supply contracts with Aldila, as well as with other customers in the wind, engineering plastics, and other industries. Leveraging the existing infrastructure - together with its attractive cost position - the Company further intends to raise production capacity stepwise at Evanston to around 4,000 metric tons by 2012.


SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60
29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Dr. Hariolf Kottmann, member of SGL Group's Board of Management, reiterated already-announced plans to "invest around (euro) 300 million to participate in the growth market for carbon fiber," and, "to increase SGL's total production ca-pacity, up to 12,000 metric tons by 2012." He cited the acquisition of Aldila's stake and the production expansion at Evanston to 2,000 metric tons as a key milestone to become one of the leading carbon fiber producers operating in the US with a significant part of our midterm production capacity located in the US dollar area."

In addition to the plans for the Evanston site, and the previously announced expansion of capacity in Inverness, Scotland to an annual production of approx. 4,000 metric tons by the end of 2008, SGL Group also plans to establish a new carbon fiber production unit with similar capacity in Meitingen, Germany. In implementing this growth strategy, the Group expects to increase sales revenues of its Business Unit Carbon Fibers & Composites (CFC) by considerably more than 15% p.a. between now and 2011.

Due to increasing substitution of traditional materials worldwide demand for carbon fiber of currently 30,000 metric tons p.a., is expected to double by 2012 with stable annual growth rates of approx. 15% p.a. Among the eight producers of carbon fibers worldwide, SGL Group is the only European producer.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

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Your contact person:
--------------------
Corporate Communications / Press office / Tino Fritsch
Tel.:  +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Internet: www.sglcarbon.de

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